Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 16, 2023. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 4, 2023 (the “Annual Report”).

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical trials: a Phase 1b/2 trial (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 trial (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular trial (NuTide:303) in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog, which is in the Phase 2 part of a Phase 1/2 trial in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct preclinical studies and clinical trials;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	costs of maintaining and defending patents;

•	other costs incurred in seeking regulatory approval for our product candidates; and

•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. However, we do not believe that it is possible at this time to accurately project total program specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Where appropriate, manufacturing and non-clinical research and development expenses are assigned or allocated to individual product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, depreciation, amortization and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily relates to cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses in the United Kingdom since our inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 26.97% of eligible expenditures on qualifying research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023). In the United States, we are able to offset the research and development credits against corporation tax payable. Our qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.53% from April 1, 2023 (21.68% prior to April 1, 2023). These rates are subject to the introduction of a territoriality restriction which may restrict our ability to claim relief in respect of research and development activity taking place outside the United Kingdom, which will apply to accounting periods beginning after April 1, 2024. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, in that scenario, we may be able to claim tax credits under a large company scheme.

Results of Operations

Comparison of the Three Months Ended September 30, 2023 and September 30, 2022

The following table summarizes the results of our operations for the three months ended September 30, 2023 and 2022.

	For the Three Months Ended September 30,
	2023	2022

	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(7,439)	(7,386)
Administrative expenses	(1,375)	(1,715)
Net foreign exchange gains	562	2,912

Operating loss	(8,252)	(6,189)
Finance income	152	216

Loss before tax	(8,100)	(5,973)
Income tax credit	1,404	1,445

Loss for the period	(6,696)	(4,528)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	30	52

Total comprehensive loss for the period	(6,666)	(4,476)

Research and Development Expenses

Research and development expenses were £7.4 million for the three months ended September 30, 2023 as compared to £7.4 million for the three months ended September 30, 2022. Clinical trial expenses increased by £1.4 million in the three months ended September 30, 2023 compared with the three months ended September 30, 2022. Patent costs decreased by £0.6 million in the three months ended September 30, 2023 compared with the three months ended September 30, 2022, mainly due to lower patent defense activity. Manufacturing costs were £39,000 for the three months ended September 30, 2023, compared with £0.6 million for the three months ended September 30, 2022, a decrease of £0.6 million. Other research and development costs decreased by £0.2 million in the three months ended September 30, 2023 compared with the three months ended September 30, 2022, primarily due to lower personnel costs and share-based payment expenses.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended September 30, 2023 and 2022:

	For the Three Months Ended September 30,
	2023	2022

	(in thousands)
	£	£
NUC-3373	5,721	3,344
NUC-7738	1,005	830
Acelarin	289	2,931
Other	424	281

	7,439	7,386

Administrative Expenses

Administrative expenses were £1.4 million for the three months ended September 30, 2023 as compared to £1.7 million for the three months ended September 30, 2022. The decrease was principally related to lower share-based payment expenses and insurance costs.

Net Foreign Exchange Gains

For the three months ended September 30, 2023, we reported a net foreign exchange gain of £0.6 million as compared to a net foreign exchange gain of £2.9 million for the three months ended September 30, 2022. In the three months ended September 30, 2023, the U.S dollar appreciated less, relative to U.K pound sterling, and on a lower U.S. dollar cash balance compared with the three months ended September 30, 2022.

Finance Income

Finance income represents bank interest and was £0.2 million for the three months ended September 30, 2023 and £0.2 million for the three months ended September 30, 2022.

Income Tax Credit

The income tax credit for the three months ended September 30, 2023, which is largely comprised of U.K. research and development tax credits, amounted to £1.4 million as compared to £1.4 million for the three months ended September 30, 2022.

Results of Operations

Comparison of the Nine Months Ended September 30, 2023 and September 30, 2022

The following table summarizes the results of our operations for the nine months ended September 30, 2023 and 2022.

	For the Nine Months Ended September 30,
	2023	2022

	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(18,203)	(23,238)
Administrative expenses	(4,777)	(5,756)
Net foreign exchange (losses) gains	(697)	7,120

Operating loss	(23,677)	(21,874)
Finance income	617	380

Loss before tax	(23,060)	(21,494)
Income tax credit	3,083	4,672

Loss for the period	(19,977)	(16,822)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(8)	108

Total comprehensive loss for the period	(19,985)	(16,714)

Research and Development Expenses

Research and development expenses were £18.2 million for the nine months ended September 30, 2023 as compared to £23.2 million for the nine months ended September 30, 2022, reflecting a decrease of £5.0 million. The decrease resulted primarily from lower expenses incurred in relation to clinical trials of £8.7 million in the nine months ended September 30, 2023, compared with £11.6 million in the nine months ended September 30, 2022, largely due to the discontinuation of the Phase 3 clinical trial of Acelarin in March 2022. Manufacturing costs were £0.2 million in the nine months ended September 30, 2023 compared with £2.2 million for the nine months ended September 30, 2022, a decrease of £2.0 million primarily due to phasing of NUC-3373 manufacturing activity. Patent costs increased by £0.7 million in the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022 mainly due to higher patent defense activity in the first quarter of 2023. Other research and development costs decreased by £0.8 million in the nine months ended September 30, 2023 compared with the nine months ended September 30, 2022, principally due to lower personnel costs and share-based payment expenses.

The following table gives a breakdown of the research and development costs incurred by product candidate for the nine months ended September 30, 2023 and 2022:

	For the Nine Months Ended September 30,
	2023	2022

	(in thousands)
	£	£
NUC-3373	12,473	8,826
NUC-7738	2,630	2,809
Acelarin	1,933	10,709
Other	1,167	894

	18,203	23,238

Administrative Expenses

Administrative expenses were £4.8 million for the nine months ended September 30, 2023 as compared to £5.8 million for the nine months ended September 30, 2022, reflecting a decrease of £1.0 million. The decrease was primarily related to lower share-based payment expenses, insurance costs and professional fees.

Net Foreign Exchange (Losses) Gains

For the nine months ended September 30, 2023, we reported a net foreign exchange loss of £0.7 million as compared to a net foreign exchange gain of £7.1 million for the nine months ended September 30, 2022. In the nine months ended September 30, 2023, the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling. Conversely in the nine months ended September 30, 2022, the gain arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.6 million for the nine months ended September 30, 2023 and £0.4 million for the nine months ended September 30, 2022. The increase in bank interest resulted from higher rates of interest being earned on cash deposits.

Income Tax Credit

The income tax credit for the nine months ended September 30, 2023, which is largely composed of U.K. research and development tax credits, amounted to £3.1 million as compared to £4.7 million for the nine months ended September 30, 2022. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses, a decrease in the tax credit rate and an adjustment relating to prior periods of £0.2 million.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of September 30, 2023 and December 31, 2022, we had cash and cash equivalents of £17.8 million and £41.9 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may periodically sell ADSs having an aggregate offering price of up to $100.0 million through Jefferies acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. During the three months ended September 30, 2023, we sold and issued 349,732 ADSs, representing 349,732 ordinary shares, under the ATM program, raising gross proceeds of £0.2 million. During the nine months ended September 30, 2023, we sold and issued 365,570 ADSs, representing 365,570 ordinary shares, under the ATM program, raising gross proceeds of £0.2 million.

Cash Flows

Comparison of the Nine Months Ended September 30, 2023 and September 30, 2022

The following table summarizes the results of our cash flows for the nine months ended September 30, 2023 and 2022.

	For the Nine Months Ended September 30,
	2023	2022

	(unaudited)
	(in thousands)
	£	£
Net cash used in operating activities	(26,362)	(16,374)
Net cash from (used in) investing activities	2,835	(40)
Net cash used in financing activities	(10)	(188)

Net decrease in cash and cash equivalents	(23,537)	(16,602)

Operating Activities

Net cash used in operating activities was £26.4 million for the nine months ended September 30, 2023 as compared to £16.4 million for the nine months ended September 30, 2022, a net increase in cash outflows of £10.0 million. Operating loss cash outflows were lower by £1.0 million for the nine months ended September 30, 2023, primarily reflecting lower research and development costs partly offset by movement in provisions. Tax of £2,000 was paid in the nine months ended September 30, 2023 compared to a refund received of £7.2 million in the nine months ended September 30, 2022. In addition, working capital outflows were £2.8 million in the nine months ended September 30, 2023 as compared to working capital inflows of £0.9 million in the nine months ended September 30, 2022. The working capital outflows in the nine months ended September 30, 2023 included the payment of accruals for clinical trial expenses relating to the Phase 3 clinical trial of Acelarin.

Investing Activities

Net cash from investing activities was £2.8 million for the nine months ended September 30, 2023 as compared with net cash used in investing activities of £40,000 for the nine months ended September 30, 2022. Repayment of other current assets totaled £2.6 million in the nine months ended September 30, 2023 and interest received for the nine months ended September 30, 2023 was £0.6 million compared with £0.4 million for the nine months ended September 30, 2022.

Financing Activities

Net cash used in financing activities was £10,000 for the nine months ended September 30, 2023 as compared to £0.2 million for the nine months ended September 30, 2022 reflecting an increase in the proceeds from the issue of share capital.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future.

We plan to fund our cash flow needs through current cash on hand together with the receipt of research and development tax credits from HMRC, the timing of which is outside of our control. In assessing the requirements necessary to continue progressing our research and development activities as currently anticipated and considering the material uncertainty regarding the timing of future cash inflows from research and development tax credits relating to the year ended December 31, 2023, there will be a requirement to seek additional capital to fund operations. If we are unable to obtain additional capital, we may be required to delay or reduce our research and development programs, which could adversely affect our future business prospects and our ability to continue as a going concern.

As a result of these matters, there is material uncertainty related to our ability to raise sufficient additional capital prior to our current liquidity being exhausted, which liquidity includes the cash inflows relating to research and development tax credits for the year ended December 31, 2023. These events or conditions may cast significant doubt on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

However, we carefully manage our capital resources and have controllable mitigating actions identified to manage our expenditure, including management of third-party expenses and internal resource costs, as well as prioritization of development programs. Also, we expect our cash spend run-rate to decrease over the next 12 months when compared to the nine months ended September 30, 2023, as our cash outflows in the period to September 30, 2023 have been impacted by the payment of accruals for clinical trial expenses relating to the Phase 3 clinical trial of Acelarin and the settlement of obligations arising from the patent infringement litigation in the U.K. and Germany.

However, our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;

•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the timing of receipt of our U.K. research and development tax credit cash rebates;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. Other than as discussed below, we do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

In 2018, we were granted a European patent from the European Patent Office, or EPO, EP 2955190, or EP 190, that covered the composition of matter of a genus of phosphoramidate nucleotide compounds that includes sofosbuvir, sold under the brand name Sovaldi, a leading drug for the treatment of hepatitis C sold by Gilead Sciences, Inc. Later in 2018, Gilead filed an Opposition to our patent at the EPO in an attempt to revoke it. In February 2021, the EPO Opposition Division disagreed with Gilead and upheld amended patent claims that cover sofosbuvir. However, Gilead appealed this decision and, on March 24, 2023, the EPO Technical Board of Appeal issued an oral decision revoking EP 190. This decision is final and has retroactive effect.

Subsequent to the decision of the EPO Opposition Division, but also in February 2021, Gilead Sciences, Inc. and Gilead Sciences Limited filed a lawsuit against us in the Patents Court of the High Court of Justice of England and Wales requesting revocation of the U.K. part of EP 190. In March 2021, we filed a counterclaim against Gilead Sciences, Inc. and Gilead Sciences Limited alleging infringement of our patent resulting from acts including the sale of Sovaldi, as well as its combination products Harvoni, Vosevi and Epclusa, in the U.K. In 2022, we were granted a further European patent from the EPO, EP 3904365, or EP 365, that covered the composition of matter of a smaller genus of phosphoramidate nucleotide compounds that includes sofosbuvir. Gilead Sciences, Inc. and Gilead Sciences Limited subsequently amended their claim to request revocation of the U.K. part of EP 365 and we counterclaimed for infringement. The U.K. Patents Court trial for this case took place between January 20, 2023 and February 3, 2023 and a judgment was handed down by the court on March 21, 2023. In its judgment, the High Court deemed that EP 190 and EP 365 were invalid in the U.K. As a result of this decision, we were liable to pay a proportion of Gilead’s legal fees for these legal proceedings in the U.K.

Additionally, in April 2021, we initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. However, as a result of the decision in March 2023 by the EPO Technical Board of Appeal, we abandoned all proceedings in Germany in May 2023 and, as a result, we were liable to pay a proportion of Gilead’s legal fees for these legal proceedings in Germany.

All obligations arising from the patent infringement litigation in the U.K. and Germany have been settled as at September 30, 2023.

The litigation described above has, and any future litigation regarding our intellectual property could, subject us to significant legal expense. See “Risk Factors - Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.” in our Annual Report on Form 20-F for the year ended December 31, 2022.

The litigation described above does not affect the patent protection on any of our product candidates, which are covered by separate patents that were not involved in this litigation.